APPOINTMENT OF REGISTRANT’S INDEPENDENT CERTIFYING ACCOUNTANT

China Technology Development Group Corporation (the “Company”) has re-appointed PricewaterhouseCoopers Zhong Tian CPAs Limited Company (the “PwC”) as the independent registered public accounting firm of the Company for the fiscal year ended December 31, 2010 with effect from February 15, 2011, in accordance with written consent of the board of directors and under recommendation by the audit committee of the Company. The PwC was the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2009.